Management's Discussion and Analysis

Year Ended December 31, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
For the Year Ended December 31, 2015
This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex", "we", "our", "us", or the "Company") and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers are advised that this MD&A has been prepared using technical information and contains "forward-looking statements", both of which are subject to the risks discussed in the Cautionary Notes section of this MD&A, including with regard to U.S. investors, specific cautionary notices surrounding mineral reserves and resources. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.klondexmines.com.
This MD&A has been prepared as of March 23, 2016. All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. References to CDN$ refers to Canadian dollars. References to "Notes" refers to the notes contained in our audited consolidated financial statements for the year ended December 31, 2015.
About Klondex
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. As of December 31, 2015, we had 100% interests in two currently producing mines: Fire Creek and the Midas mine and milling facility (collectively “Midas Mine” or “Midas”), as well as other early-stage exploration properties, all of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek. We acquired Midas on February 11, 2014 which contributed to our rapid growth over the past few years as it provided a permanent milling solution for Fire Creek's ore and a platform to expand our Nevada operations.
As discussed in Note 25. Subsequent Events, on January 22, 2016, we acquired the Rice Lake Mine and Mill complex (collectively "Rice Lake" or the "Rice Lake Project") in Manitoba, Canada, which is our first property outside of the State of Nevada, USA. Our near-term plans for Rice Lake are discussed in the 2016 Full Year Outlook section and the transaction details are discussed in the Corporate Developments and Acquisitions section.
Our primary strategy is to increase shareholder value by achieving our internal production, cost, and capital targets while attempting to extend our mine lives through development and exploration programs. We also consider acquisitions or other arrangements in the normal course which strategically fit our future growth objectives. We have an experienced management team, a strong financial position, a low-cost production profile, and high-quality assets located in mining-friendly jurisdictions.

Executive Summary and Annual Highlights
All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. Our 2015 highlights and significant 2016 developments as of the date of this MD&A included the following, which are discussed in further detail throughout this MD&A:

•
Health, Safety, and Environmental - We remained committed to our most important core values by operating in an environmentally-responsible manner while protecting the health and safety of our employees and contractors. We had no lost-time injuries and as of December 31, 2015, had operated 1,173 days (~3.2 years) and 450 days (~1.2 years) at Fire Creek and Midas, respectively, without a lost-time injury. We received a number of critical permits and approvals which allow us to continue advancing and developing our mines.

•
Cash Flows and Liquidity - Following the September Offering (as defined below), we significantly improved our liquidity and financial position by voluntarily prepaying the entire principal balance of high-rate debt under the RoyCap Facility Agreement (as defined below). Our cash balance increased from the prior year by 29.9% to $59.1 million as we generated $47.4 million in operating cash flows (despite lower metal prices), used $35.8 million in investing activities, received $3.7 million from financing activities, and reduced cash by $1.8 million for foreign exchange effects for a net increase in cash of $13.6 million. Our year end working capital ratio of 3.68 provides us with sufficient liquidity to operate in a volatile metal price environment while responsibly funding future capital and growth investments. On March 23, 2016, we entered into a $25.0 million secured revolving facility agreement with Investec Bank PLC, thereby further strengthening our financial position and liquidity.

•
Ounces Sold and Financial Results - We sold 133,084 gold equivalent ounces ("GEOs"), consisting of 110,058 gold ounces and 1,708,548 silver ounces, an increase of 46,664 GEOs from 2014. Revenue totaled $155.2 million from average selling prices per gold and silver ounce of $1,166 and $15.72, respectively. Net income was $22.5 million (or $0.17 per share - basic).

•
Mine Operations and Performance Measures - We produced 127,527 GEOs, which was 22,027 more GEOs than the prior year and higher than our original guidance, but 2,473 GEOs less than our revised production target partly due to heavy snowfall in December at the Midas mill which deferred the processing of ore tons into 2016 due to saturated stockpiles. Our 2016 production estimate is 16% over 2015 actuals at 145,000 - 150,000 GEOs. The 2015 annual averages for key operating metrics were: 716 ore tons milled per day, 0.43 oz/ton gold mill head grade, 6.66 oz/ton silver mill head grade, 0.52 oz/ton GEO mill head grade. Our cost performance measures, which are presented below with comparable 2014 amounts, were in-line with our stated targets.

	Production cash costs per gold ounce sold on a by-product basis		Production cash costs per gold equivalent ounce sold		All-in sustaining costs per gold ounce sold
Year ended December 31,	2015	2014	2015	2014	2015	2014
Non-IFRS Measure(1)	$513	$492	$626	$645	$786	$811
(1) See Non-IFRS Performance Measures in this MD&A.

•
Capital expenditures - We spent $20.4 million at Fire Creek, $25.7 million at Midas, and $0.6 million at corporate for total capital spending in 2015 of $46.7 million. Total capital expenditures slightly exceeded our stated range and allowed us to fund our required expansion and sustaining projects and exploration and drilling programs.

•
Exploration Results - We released updated (increased) mineral resource estimates at Fire Creek and Midas in September 2015 followed by a mineral reserve estimate in December 2015, and continued to encounter high gold grades in both new and existing veins of mineralized material to the west and south at Midas and to the west at Fire Creek.

•
Acquisition of Rice Lake - On January 22, 2016, we acquired Rice Lake located near Bissett, Manitoba, Canada (as well as certain other assets) for $32.0 million which is our first property outside of the State of Nevada, USA. We believe Rice Lake provides us with an important opportunity to strategically and responsibly grow our business in a mining friendly jurisdiction while leveraging our technical expertise in narrow-vein underground mining.

2016 Full Year Outlook
Nevada Operations
We expect to continue to grow our Nevada operations in 2016 and have increased our total production target by 16% over 2015 actuals while our production cash costs per GEO sold are expected to remain at comparable levels as we maintain our focus on consistently mining profitable ounces. We expect our 2016 GEO production to increase from the first quarter to the fourth quarter as we increase our mining rates and throughput at the Midas mill during the year. Our targeted annual GEO production is expected to be weighted approximately 40%-45% in the first half of 2016 and 55%-60% in the second half of 2016. We have slightly increased our 2016 capital expenditures projection from the prior year actual up to $50.0 million, with approximately

60% projected to be spent at Fire Creek, 30% projected to be spent at Midas, and 10% projected to be spent at the Midas mill. Of the 2016 capital expenditure estimate, approximately $12.3 million is expected to be spent on drilling and exploration.

	Fire Creek		Midas		Total
2016 Guidance	Low	High	Low	High	Low	High
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000
Production cash costs per GEO sold(1)(2)	$450	$500	$850	$900	$600	$650
All-in sustaining costs per gold ounce sold(2)					$850	$900
All-in costs per gold ounce sold(2)					$950	$1,000
Capital expenditures on mineral properties, plant and equipment	$28,000	$30,000	$17,000	$20,000	$45,000	$50,000
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this MD&A.
Rice Lake Project
Due to the fact that Rice Lake is a fully permitted, previously producing mining complex, we expect an efficient and straightforward process to identify the most profitable and responsible program to advance the project. We have retained a portion of the existing site workforce, including members of the team who will be integral in developing a right-sized mine plan, capable of generating free cash flow (if a production decision is made). Efforts and activities at Rice Lake will be executed based on best in class health, safety, and environmental practices consistent with the Company's core values.
It is our expectation that there is substantial value and upside potential in a variety of areas at the Rice Lake property, and our 2016 goals will therefore include the following:

•
Mineral resources - Develop a new mineral resource estimate that includes both historical and new drill results. New drill results will be based on priority targets and zones which we believe can contribute to a quality mineral resource estimate.

•	Mine Plan - Generate a detailed mine plan that optimizes the ore body, subsequent to the completion of a new mineral resource estimate.

•	Exploration - Commence a small-scale, selective exploration campaign to improve our understanding of, and to identify mineralization (if any) in, areas close to existing underground workings.

•	Gold in tailings - Assess the potential to recover gold in tailings through sonic drilling, assaying, and metallurgical testing.

•
Site infrastructure and equipment - Perform a thorough assessment of site facilities, infrastructure, underground workings, and mobile equipment and refurbish as needed. Identify and transfer any excess pieces of equipment to our Nevada operations as appropriate.

Production decision - Upon completion of the above, we expect to be in a position to make a formal decision in the second half of 2016 as to whether to commence production.
Corporate Developments and Acquisitions
During the year ended December 31, 2015, we announced the following significant events and transactions, some of which are discussed elsewhere in this MD&A:
Public Offering and Debt Repayment
As discussed in Note 14. Share Capital, on September 10, 2015, we completed a bought deal public offering (the "September Offering") in which 7,400,000 common shares were issued at a price of CDN$3.55 per common share, resulting in gross proceeds of $19.9 million (CDN$26.3 million). After general offering costs of $0.2 million and a 5% underwriting fee of $1.0 million, the net proceeds to us totaled $18.7 million. We used the net proceeds from the offering to voluntarily repay early the 11.0% senior secured notes due August 11, 2017 issued under the senior secured facility agreement dated February 11, 2014 between, among others, the Company, its subsidiaries, Royal Capital Management Corp. and certain other lenders (the "RoyCap Facility Agreement") (see Note 12. Senior Notes).

NYSE Listing
We completed the requirements to list our common shares on the NYSE MKT Exchange ("NYSE MKT") and our shares began trading on October 7, 2015. We are now listed on two major exchanges, the Toronto Stock Exchange ("TSX") (under the ticker symbol "KDX") and NYSE MKT (under the ticker symbol "KLDX").
Rice Lake Acquisition
As discussed in Note 25. Subsequent Events, on January 22, 2016, our wholly-owned subsidiary, Klondex Canada Ltd. acquired, for an aggregate purchase price of $32.0 million, the Rice Lake Project located near Bissett, Manitoba, Canada and certain other assets from 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc.) (the "Acquisition"). Rice Lake is our first property outside of the State of Nevada, USA and we believe Rice Lake provides us with an opportunity to strategically and responsibly grow our business in a mining friendly jurisdiction while leveraging our technical expertise in narrow-vein underground mining. Pursuant to the Acquisition, we also acquired a 50% interest in the Tully gold project located near Timmins, Ontario and certain common shares ("SGX Shares") of SGX Resources Inc. ("SGX") and now have beneficial ownership of 43,047,256 SGX Shares representing approximately 31.84% of the issued and outstanding SGX Shares.
The aggregate purchase price of $32.0 million was comprised of $20.0 million in cash paid at closing and $12.0 million in deferred payments in the form of a promissory note to the vendor with an annual interest rate of 4.0% (the "Note"). The Note requires principal repayments of $4.0 million in each of the next three years on the anniversary of the closing date. Interest payments are due monthly. Klondex may, at its option, repay the entire principal amount of the Note then outstanding at any time without penalty. The Note is secured against Rice Lake and other assets acquired under the Acquisition and contains customary representations, covenants, and events of default.
Health, Safety, and Environmental Permitting
Our mining activities are subject to extensive federal, state, and local laws and regulations which govern the protection of the health and safety of our employees and contractors and the environment. At Klondex, environmental stewardship and the health and safety of the people on our mine sites are core values, and we are dedicated to continued improvement.
Health and Safety
During 2015, we had no lost-time injuries at our mines and as of December 31, 2015, had operated 1,173 days (~3.2 years) and 450 days (~1.2 years) at Fire Creek and Midas, respectively, without a lost-time injury. During 2015, our employee health and safety reportable incident rates at both of our mines were less than industry averages published by the Mine Safety and Health Administration. Despite the high-level of health and safety performance during 2015, our philosophy is one of "continuous improvement" as our core principle belief is that "the miner is the most important thing to come out of a mine."
During the second quarter of 2015, eight of our employees (four from each mine) received individual awards from the Nevada Mining Association for their health and safety contributions at Klondex.
Environmental Permitting
Fire Creek received a number of important permits and approvals during 2015 which resulted in the project becoming fully-permitted in early 2016. During 2015, Fire Creek 1) received a modification to the water pollution control permit which changed the mining tonnage limitation to 250,000 tons per year (second quarter) and 2) received confirmation from the Bureau of Land Management ("BLM") that the National Environmental Policy Act required an environmental assessment (as opposed to an environmental impact statement) to be completed and accepted prior to commencing the construction of new infrastructure. In February 2016, the environmental assessment was approved by the BLM which allows Fire Creek to advance its mining and exploration activities, including to construct a new waste rock storage facility and expand other infrastructure. With the environmental assessment approved, we made a decision to commence increased commercial production at Fire Creek.
During the third quarter of 2015, we received the required permits for the tailings expansion at Midas and commenced construction activities of the Phase VI raise to the tailings impoundment to an elevation of 5,680 feet above mean sea level, thereby adding approximately 400,000 tons of tailings capacity. Construction of the Phase VI raise, an engineered reinforced concrete wall, was completed in December 2015. During 2015, we began reviewing opportunities to remove excess water from the tailings impoundment.

Mineral Properties
Our Nevada mineral properties consist of (a) two producing mines: (1) Fire Creek, and (2) Midas, which are discussed in additional detail throughout this MD&A, including the Mineral Reserves and Mineral Resources and Exploration and Mining Operations sections; and (b) three early-stage exploration properties: (1) Reef, (2) Hot Springs Point, and (3) Maggie Creek. During 2015, we spent $5.5 million on exploration and evaluation expenditures at Midas and Fire Creek.
Early-stage exploration properties are those properties where we a) retain a significant controlling interest, and b) where there has been sufficient drilling and analysis completed to identify mineralized material. During 2015, we did not perform any exploration or drilling work at our early-stage exploration properties and do not currently have any near-term plans to do so. We continually evaluate these properties to determine how to best advance them which may include entering into joint venture or royalty agreements. For additional information on our early-stage exploration properties, please visit our website.
Rice Lake, which is our first property outside of the State of Nevada, was acquired on January 22, 2016. For additional details, refer to the 2016 Full Year Outlook and Corporate Developments and Acquisitions sections of the MD&A and Note 25. Subsequent Events.

Mineral Reserves and Mineral Resources and Exploration
Mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (refer to the Cautionary Notes section of this MD&A). The tables below summarize the most recent mineral reserve and mineral resource estimates (effective dates of May 31, 2015 and June 30, 2015 for Midas and Fire Creek, respectively).
Mineral Reserves
During the first quarter of 2015, we announced our initial proven and probable mineral reserve estimates for both Fire Creek and Midas, which were then updated during the fourth quarter of 2015 to incorporate additional drill results.

		Ounces per ton			Ounces (thousands)
Mineral reserves(1)(2)	Tons (thousands)	Gold	Silver	Gold equivalent(3)	Gold	Silver	Gold equivalent(3)
Fire Creek
Proven	105.0	2.055	1.479	2.078	216.1	155.5	218.5
Probable	135.0	0.730	0.577	0.739	98.5	77.8	99.7
Proven & probable	240.0	1.311	0.972	1.326	314.6	233.3	318.2
Midas
Proven	94.0	0.284	14.611	0.510	26.7	1,374.3	48.0
Probable	215.0	0.210	8.971	0.349	45.3	1,930.4	75.2
Proven & probable	309.0	0.233	10.686	0.398	72.0	3,304.7	123.2
Total
Proven	199.0	1.218	7.682	1.348	242.8	1,529.8	266.5
Probable	350.0	0.411	5.733	0.503	143.8	2,008.2	174.9
Proven & probable	549.0	0.704	6.439	0.809	386.6	3,538.0	441.4
(1) Mineral reserves have been estimated using gold and silver prices of $1,000/oz. and $15.83/oz., respectively. For a list of additional assumptions and details concerning mineral reserve estimates refer to our news release dated December 3, 2015, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this MD&A for additional information on mineral reserves and mineral resources.
(3) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 64.53:1.

Total mineral reserves at Fire Creek, Midas, and in total increased (decreased) by approximately 33%, (7%), and 19%, respectively, net of depletion from mining activities which occurred from the date of the applicable prior mineral reserve estimate. Mineral reserves at Fire Creek increased due to higher grades, higher tons, and the development on the veins while mineral reserves at Midas slightly decreased due to lower grades over higher tons and depletion.
Mineral Resources

		Ounces per ton			Ounces (thousands)
Mineral resources(1)(2)(3)(5)(6)	Tons (thousands)	Gold	Silver	Gold equivalent(4)	Gold	Silver	Gold equivalent(4)
Fire Creek
Measured	132.2	2.049	1.451	2.072	271.0	191.8	273.9
Indicated	330.3	0.595	0.516	0.603	196.7	170.6	199.4
Measured & indicated	462.5	1.011	0.783	1.023	467.7	362.4	473.3
Inferred	1,064.9	0.410	0.319	0.415	436.2	339.5	441.5
Midas
Measured	386.0	0.404	10.437	0.566	156.1	4,028.3	218.5
Indicated	768.9	0.332	7.378	0.446	255.2	5,672.6	343.1
Measured & indicated	1,154.9	0.356	8.400	0.486	411.3	9,700.9	561.6
Inferred	856.8	0.238	4.814	0.312	203.5	4,124.9	267.5
Total
Measured	518.2	0.824	8.144	0.950	427.1	4,220.1	492.4
Indicated	1,099.2	0.411	5.316	0.494	451.9	5,843.2	542.5
Measured & indicated	1,617.4	0.543	6.222	0.640	879.0	10,063.3	1,034.9
Inferred	1,921.7	0.333	2.323	0.369	639.7	4,464.4	709.0
(1) Mineral resources have been estimated using gold and silver prices of $1,200/oz. and $19.00/oz., respectively. For a list of additional assumptions and details concerning mineral resource estimates refer to our news release dated September 16, 2015, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this MD&A for additional information on mineral reserves and mineral resources.
(3) Mineral resource estimates are inclusive of proven and probable mineral reserves.
(4) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 64.53:1.
(5) Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(6) The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature, and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Fire Creek's mineral resource estimate increased measured and indicated GEOs by 52.8 thousand GEOs (or ~13%) and increased inferred GEOs by 78.2 thousand GEOs (or ~22%), net of depletion from mining activities which occurred from the date of the prior mineral resource estimate. Midas's mineral resource estimate increased measured and indicated GEOs by 35.6 thousand GEOs (or ~7%) and decreased inferred GEOs by 19.5 thousand GEOs (or ~8%), net of depletion from mining activities which occurred from the date of the prior mineral resource estimate.

Fire Creek Exploration
The following table provides a summary of our 2015 exploration drilling program at Fire Creek:

	Drill holes			Total drill footage	Zones/veins targeted, footage, highlighted grades
Quarter	Underground	Surface	Total
Q1 - 2015	75	5	80	27,308	Vonnie - 1.0ft - 2.25 opt gold
					Vonnie Splay - 16.5ft - 0.36 opt gold
					Vein 8 - 5.0ft - 0.86 opt gold
Q2 - 2015	81	3	84	31,249	New Vein - 10.0ft - 0.38 opt gold
					Hui Wu - 11.5ft - 13.50 opt gold
					Joyce - 6.0ft - 0.38 opt gold
Q3 - 2015	79	3	82	25,015	New Vein - 20.0ft - 0.28 opt gold
					South - 56.2 ft - 0.3 opt gold
					Honeyrunner - 2.5ft - 2.33 opt gold
Q4 - 2015	19	12	31	22,972	Hui Wu - 12.1ft - 0.26 opt gold
					Vein 31 - 1.7ft - 3.04 opt gold
					Karen - 7.0ft - 1.30 opt gold
Total	254	23	277	106,544
Fire Creek's 2015 exploration drilling program was the largest in recent years in terms of the number of holes drilled and drill footage, and identified a number of new areas with high grade gold mineralization as well extended gold mineralization along existing veins. The first half 2015 drill results contributed to a ~13% increase in measured and indicated mineral resources (as discussed above), primarily on the Karen, Joyce, and Vonnie veins, and provided us with a variety of targets to follow up on with our 2016 exploration program. We believe our land position at Fire Creek is only approximately 7% tested and our results indicate mineralization remains open along strike north and south as well as vertically.
Midas Exploration
The following table provides a summary of our 2015 exploration drilling program at Midas:

	Drill holes			Total drill footage	Zones/veins targeted, footage, highlighted grades
Quarter	Underground	Surface	Total
Q1 - 2015	61	—	61	32,199	505 vein - 1.5ft -16.28 opt gold
					905 vein - 1.2ft - 3.91 opt gold
					705 vein - 1.0ft - 3.12 opt gold
Q2 - 2015	65	—	65	29,212	205 vein - 7.4ft - 3.48 opt gold
					905 vein - 1.0ft - 1.62 opt gold
					505 vein - 3.0ft - 3.80 opt gold
Q3 - 2015	18	18	36	24,112	Rico - 2.6ft - 2.28 opt gold
					Midas Trend - 1.0ft - 0.50 opt gold
					Grant Jackson - 5.0ft - 2.29 opt gold
Q4 - 2015	11	12	23	14,221	105 vein - 1.2ft - 3.25 opt gold
					Trinity - 5.0ft - 9.28 opt gold
					Trinity - 2.5ft - 2.25 opt gold
Total	155	30	185	99,744
Midas's 2015 exploration drilling program identified a number of new areas with high grade gold equivalent mineralization as well extended gold mineralization along existing veins. The first five months of 2015 drill results contributed to a ~7% increase in measured and indicated mineral resources (as discussed above), primarily on the 905, 505, 705, and Queen veins. Surface drilling targeted to the west on Rico, Grant Jackson, and Midas Trend veins as well as to the south on Trinity. 2016 exploration will follow up on these targets with a strong emphasis on the western veins which is intended to add resources and expand the footprint by drilling deeper and along strike on Rico, Grant Jackson and Midas Trend veins. 2016 drilling is also intended to follow up on previously encountered higher grade intercepts on Trinity to the south.

Summary of Quarterly Results
The following tables summarize select financial and operating information for the most recent eight quarters (in thousands except ounces sold and per-share amounts):

	2015				2014
Quarter ended:	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gold sold (ounces)	28,221	27,934	26,768	27,135	26,272	23,166	20,293	930
Silver sold (ounces)	406,129	454,611	543,251	304,557	400,706	315,504	343,025	58,053
Revenues	$37,160	$38,436	$41,475	$38,091	$39,290	$34,913	$33,421	$2,381
Net income (loss)	$6,385	$4,116	$3,916	$8,111	$7,969	$6,636	$4,072	$(2,187)
Net income (loss) per share
Basic	$0.05	$0.03	$0.03	$0.06	$0.07	$0.06	$0.04	$(0.02)
Diluted	$0.04	$0.03	$0.03	$0.06	$0.07	$0.05	$0.04	$(0.02)
Cash provided by (used in) operating activities	$10,765	$13,399	$18,776	$4,488	$9,415	$11,104	$11,830	$(2,350)
Quarter end:
Price per share - CDN$(1)	$2.83	$3.13	$3.40	$2.62	$1.95	$1.79	$2.00	$1.92
Price per share - US$(2)	$2.06	—	—	—	—	—	—	—
Cash	$59,097	$60,291	$54,498	$43,256	$45,488	$38,571	$14,150	$6,911
Current assets	$85,695	$84,994	$81,166	$70,511	$74,500	$64,997	$38,474	$22,290
Current liabilities	$23,288	$22,476	$32,261	$26,213	$26,221	$21,968	$19,602	$20,432
Working capital	$62,407	$62,518	$48,905	$44,298	$48,279	$43,029	$18,872	$1,858
Total assets	$283,849	$272,170	$267,289	$254,309	$255,329	$244,200	$222,654	$214,721
(1) As reported on the TSX under the symbol "KDX".
(2) As reported on the NYSE MKT under the symbol "KLDX". Trading on the NYSE MKT commenced on October 7, 2015.
Prior to, and including the first quarter of 2014, proceeds from metal sales from the bulk-sampling program at Fire Creek were recorded as a reduction to mineral properties. We acquired Midas in the first quarter of 2014 and began to recognize revenue from Midas in that quarter and began to recognize revenue from Fire Creek in the second quarter of 2014. Accordingly, since the first quarter of 2014, our ounces sold, revenues, and income per share have generally increased as we ramped up our mine production and operations. We have also generally experienced similar consistent increases in our share price, cash, working capital, and total assets.

Consolidated Financial Results of Operations

	Year ended December 31,
	2015	2014	2013
Revenues	$155,162	$110,005	$—
Cost of sales
Production costs	83,299	54,205	—
Depreciation and depletion	29,643	23,153	—
Gross profit	42,220	32,647	—
General and administrative expenses	12,396	9,014	4,464
Loss on equipment disposal	351	—	—
Income from operations	29,473	23,633	(4,464)
Business acquisition costs	(337)	(2,050)	(766)
Gain (loss) on derivative, net	124	3,302	(8,352)
Finance charges, net	(7,689)	(8,771)	—
Loss on extinguishment of senior notes	(2,132)	—	—
Foreign currency gain, net	14,869	8,100	57
Other, net	—	(744)	—
Income (loss) before tax	34,308	23,470	(13,525)
Income tax expense	11,780	6,980	—
Net income (loss)	$22,528	$16,490	$(13,525)

Net income (loss) per share - basic	$0.17	$0.14	$(0.20)
Discussions of the above results for the years ended December 31, 2015 and 2014 are provided on the following pages. During 2013, we were in the bulk-sampling program at Fire Creek and recorded no Revenues or Cost of sales.
Revenues
Gold Revenue - The table below summarizes changes in gold revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Year ended December 31,
Sales statistics:	2015	2014
Total gold revenue (thousands)	$128,312	$89,366
Gold ounces sold(1)	110,058	68,222
Average realized price (per ounce)	$1,166	$1,310

The change in gold revenue was attributable to:	2015 vs. 2014
Increase in ounces sold	$54,802
Decrease in average realized price	(9,829)
Effect of average realized price decrease on ounces sold increase	(6,027)
	$38,946
(1) Includes ounces delivered under the Gold Purchase Agreement (Note 9) and sold under the Gold Supply Agreement (Note 11).
Gold revenues increased during 2015 as the Midas acquisition was completed in February 2014, after which we began increasing production and ramped up operations at both Midas and Fire Creek. As shown in the Mining Operations section, during 2015 we increased the total ore tons milled by 52.0% from 2014, which more than offset a lower average gold mill head grade and increased the number of gold ounces produced. During 2015, we achieved our planned consolidated gold sales levels, which were based on revised upward production levels, and sold an additional 41,836 gold ounces over the 2014 total. During 2015, revenue increases from higher production levels were offset by an approximate $144 decrease in the average realized price per gold ounce sold.

Silver Revenue - The table below summarizes changes in silver revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Year ended December 31,
Sales statistics:	2015	2014
Total silver revenue (thousands)	$26,850	$20,639
Silver ounces sold	1,708,548	1,117,288
Average realized price (per ounce)	$15.72	$18.47

The change in silver revenue was attributable to:	2015 vs. 2014
Increase in ounces sold	$10,910
Decrease in average realized price	(3,073)
Effect of average realized price decrease on ounces sold increase	(1,626)
	$6,211
Silver revenues increased during 2015 for the same reasons discussed above in the Gold revenue section. During 2015, Fire Creek and Midas sold an additional 591,260 silver ounces, the benefits from which were reduced by an approximate $2.75 decrease in the average realized price per silver ounce sold.
Cost of sales
Total cost of sales consists of production costs and depreciation and depletion. The table below summarizes changes in total cost of sales for the following periods (in thousands):

	Year ended December 31,
	2015	2014
Production costs(1)	$83,299	$54,205
Depreciation and depletion(1)	29,643	23,153
	$112,942	$77,358

The change in cost of sales was attributable to:	2015 vs. 2014
Increase in gold equivalent ounces sold	$44,817
Increase (decrease) in average cost of sales per gold equivalent ounce	(5,846)
Effect of average cost per ounce increase (decrease) on gold equivalent ounces sold increase	(3,387)
	$35,584
(1) Computed using fixed silver to gold GEO ratios of 66.7:1 and 63.1:1 for the 2015 and 2014 periods, respectively. GEO ratios are not based on the realized selling prices presented in the Non-IFRS Performance Measures section of this MD&A.

Production costs - As discussed above, during 2015, significant increases in the number of gold and silver ounces sold increased our total Production costs. On a per gold equivalent ounce sold basis, our Production costs recorded in the consolidated statements of income averaged approximately $683, $592, $605, and $581 per ounce during the first, second, third, and fourth quarters of 2015, respectively, resulting in average annual production costs of $614 per gold equivalent ounce for 2015, compared to $631 per gold equivalent ounce for 2014. Higher first quarter 2015 production costs were attributable to additional mobile equipment maintenance costs, the acceleration of non-capital waste development activities at Midas, and water and sediment removal costs at Fire Creek. Production costs during the second half of 2015 were positively impacted by the long-hole stoping program, additional working faces, and consistent grades at Fire Creek, and negatively impacted by mining lower grade areas associated with the required mining sequence at Midas (see the Mining Operations section for additional discussion).
Depreciation and depletion - The cost of our Mineral properties, plant and equipment in service generally increases period over period due to recurring sustaining capital expenditures and planned non-sustaining (expansion) capital expenditures. From January 1, 2014 to December 31, 2015, primarily due to the Midas acquisition and underground development, the cost balance of our long-lived assets increased approximately $153.2 million; however, due to increases in the mineral resource bases at both Fire Creek and Midas, the amount of depreciation and depletion per gold equivalent ounce sold slightly decreased in 2015. During 2015 and 2014, depreciation and depletion per gold equivalent ounce sold averaged approximately $218 and $269 per ounce, respectively.

General and administrative expenses
General and administrative costs totaled $12.4 million and $9.0 million during 2015 and 2014, respectively. Increases in 2015 are due to higher compensation and benefit costs from increased staff levels at the corporate office due to our growth following the February 2014 acquisition of Midas. We have also incurred additional legal, regulatory, and listings fees from our NYSE MKT listing.
Loss on equipment disposal
Loss on disposal totaled $0.4 million during 2015 as we classified a used jumbo drill rig as available for sale during the second quarter which had a carrying value that exceeded its estimated fair value, less costs to sell. The used drill rig was sold in the third quarter of 2015 for $0.2 million.
Business acquisition costs
Business acquisition costs totaled $0.3 million and $2.1 million during 2015 and 2014, respectively. Costs in 2015 related to the Rice Lake acquisition (Note 25. Subsequent Events) and costs in 2014 related to the Midas acquisition (Note 5. Business Combinations).
Gain on derivative, net
The change in fair value of the derivative, which is related to the gold supply agreement dated as of March 31, 2011 and amended and restated as of October 4, 2011 between our indirect wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement"), totaled $0.1 million and $3.3 million during 2015 and 2014, respectively. Gains were largely attributable to the decrease in fair value of the derivative liability due to declining estimates of forward metal prices, which were partially offset by realized losses recorded for gold ounces sold to the counterparty under the agreement. For additional detail on the gold supply agreement, including amounts recorded to Gain on derivative, net (see Note 11. Derivative Liability Related to Gold Supply Agreement).
Finance charges, net
Finance charges totaled $7.7 million and $8.8 million during 2015 and 2014, respectively and were primarily related to the 11.0% senior secured notes issued in February 11, 2014 under the RoyCap Facility Agreement (the "Senior Notes") and effective interest on the gold purchase agreement dated February 11, 2014 between us and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement"), both of which contributed to financing the Midas acquisition. As discussed below, the Senior Notes were repaid during the third quarter of 2015. For additional detail on our borrowing agreements and amounts recorded to Finance charges, net, see Note 16. Finance Charges.
Loss on extinguishment of senior notes
Loss on extinguishment of senior notes totaled $2.1 million during 2015 and related to the voluntary early repayment of the Senior Notes. We wrote-off unamortized issuance costs of $1.5 million and incurred (and paid) a 4% early redemption penalty on the unpaid principal balance of the Senior Notes, which totaled $0.7 million.
Foreign currency gain, net
Foreign currency gain totaled $14.9 million and $8.1 million during 2015 and 2014, respectively, and primarily related to unrealized amounts on intercompany loan balances which we expect to settle in the foreseeable future. As shown in the consolidated financial statements, portions of the foreign currency gains are offset by corresponding currency translation losses.
Income tax expense
Income tax expense totaled $11.8 million and $7.0 million during 2015 and 2014, respectively, and includes amounts for the State of Nevada net proceeds tax and federal income tax. Income tax expense reflects unbenefited losses in Canada. See Note 17. Income Taxes for additional detail.
Net income and Net income per share - basic
For the reasons discussed above, we reported net income of $22.5 million (or $0.17 per share) and $16.5 million (or $0.14 per share) during 2015 and 2014, respectively.

Mining Operations
Consolidated
The following table provides a summary of consolidated operating results and year over year changes.

	Year ended December 31,
Mine operations - Consolidated	2015	2014		Change
Ore tons milled	261,288	171,844		89,444
Average gold mill head grade (oz/ton)	0.43	0.51		(0.08)
Average silver mill head grade (oz/ton)	6.66	8.34		(1.68)
Average gold equivalent mill head grade (oz/ton)(1)	0.52	0.63		(0.11)
Average gold recovery rate (%)	93.4%	94.0%		(0.6%)
Average silver recovery rate (%)	92.3%	95.2%		(2.9%)
Gold produced (ounces)	105,893	86,239		19,654
Silver produced (ounces)	1,605,226	1,365,586		239,640
Gold equivalent produced (ounces)(1)	127,527	105,500		22,027
Gold sold (ounces)(2)	110,058	70,661	(3)	39,397
Silver sold (ounces)	1,708,548	1,117,288		591,260
Gold equivalent sold (ounces)(1)(2)(4)	133,084	86,420	(3)	46,664
Revenues and realized prices
Gold revenue (000s)	$128,312	$89,366		$38,946
Silver revenue (000s)	26,850	20,639		6,211
Total revenues (000s)	$155,162	$110,005		$45,157
Average realized gold price ($/oz)	$1,166	$1,310		$(144)
Average realized silver price ($/oz)	$15.72	$18.47		$(2.75)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(4)	$513	$492		$21
Production cash costs per GEO sold(4)	$626	$645		$(19)
All-in sustaining costs per gold ounce sold(4)	$786	$811		$(25)
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 9 and 11.
(3) Includes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine. Accordingly, proceeds from such ounces sold are excluded from Revenues although presented in the above table.

(4) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
The following table provides a summary of the consolidated quarterly operating results for select metrics.

	Year ended December 31, 2015
Mine operations	Q1	Q2	Q3	Q4	Total
Ore tons milled	57,664	63,059	70,997	69,568	261,288
Average gold equivalent mill head grade (oz/ton)(1)	0.60	0.56	0.48	0.48	0.52
Gold equivalent produced (ounces)(1)	32,203	33,007	32,068	30,249	127,527
Gold equivalent sold (ounces)(1)(2)(4)	31,412	34,189	33,846	33,600	133,084
Non-IFRS Measures
Production cash costs per GEO sold(4)	$689	$605	$621	$593	$626
(1)(2)(4) See the corresponding footnotes in the table above.

Operations - On a consolidated basis, Fire Creek and Midas's 2015 results included the sale of 133,084 GEOs, consisting of 110,058 gold ounces and 1,708,548 silver ounces, as higher second half production from Fire Creek due to increased tons and consistent grades was offset by lower second half production from Midas due to lower grades associated with the mining sequence. To lessen the impact of Midas's lower grades on our planned consolidated ounce production, we increased the tons milled from both Midas and Fire Creek in the second half. GEOs produced during the end of the fourth quarter were slightly tempered by heavy snowfall at the Midas mill which deferred the processing of certain mined ore tons into 2016. Our 2015 per ounce costs were well below average realized gold prices and continued to generate significant cash margins. The 2015 operating statistics shown above reflect an additional 1.5 months of production over 2014 as the Midas Mill acquisition, which also increased the tonnage processed from Fire Creek, was completed in mid-February 2014.
Revenues and costs - Gold and silver revenues and underlying ounces sold increased during 2015 for the reasons discussed above, additional details of which are provided in the following Fire Creek and Midas sections. Production cash costs per GEO sold of $626 were in-line with our annual expected range which demonstrates our Nevada operations' consistency in generating significant cash margins at varying mining rates and GEO grades.
Capital Expenditures - During the year ended December 31, 2015, capital expenditures (excluding non-cash changes in the decommissioning provision and assets acquired under finance leases) totaled $46.7 million.
Actual vs. modeled resource grades - Our average gold equivalent mill head grades during 2015 and 2014 were 0.52 oz/ton and 0.63 oz/ton, respectively, and on both a consolidated and individual mine site basis, can vary from the average gold equivalent grades of the mineral resource estimates for each site (see the Mineral Reserves and Mineral Resources and Exploration section). During our mining activities at Fire Creek, we frequently encounter mineralization not included in the mineral resource estimate that can be processed economically. Often-times, rather than leaving such mineralization for future extraction, we mine the area when encountered so as not to potentially sterilize the mineralization or incur additional costs to re-access and mine it at a later date. We believe this is a significant positive aspect of Fire Creek as the average gold equivalent mill head grade was 0.97 oz/ton during 2015, which includes mineralized material mined from areas excluded from the current mineral resource estimate. At Midas, additional design work, rehabilitation, and underground development are required to enable access to some of the higher grade areas included in the historical mining portions of the mineral resource estimate. Once this is completed, we expect our gold equivalent grades to approximate those which are stated in the current mineral resource estimate.

Fire Creek (Nevada Operations)
Fire Creek is 100% owned, fully-permitted, and was acquired by Klondex in 1975. Fire Creek is located in north-central Nevada in Lander County approximately 16 miles south of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Fire Creek is a high-grade, epithermal vein deposit and the land package covers approximately 17,000 acres (~26.5 square miles). Ore mined from Fire Creek is trucked daily to Midas for processing in the milling facility. The following table provides a summary of Fire Creek operating results and year over year changes.

	Year ended December 31,
Mine operations - Fire Creek	2015	2014		Change
Ore tons milled	86,574	54,955		31,619
Average gold mill head grade (oz/ton)	0.95	1.25		(0.30)
Average silver mill head grade (oz/ton)	1.16	1.21		(0.05)
Average gold equivalent mill head grade (oz/ton)(1)	0.97	1.27		(0.30)
Average gold recovery rate (%)	93.5%	94.1%		(0.6%)
Average silver recovery rate (%)	92.0%	95.4%		(3.4%)
Gold produced (ounces)	77,055	67,181		9,874
Silver produced (ounces)	92,114	63,656		28,458
Gold equivalent produced (ounces)(1)	78,312	68,068		10,244
Gold sold (ounces)(2)	81,080	56,913	(3)	24,167
Silver sold (ounces)	81,441	56,015		25,426
Gold equivalent sold (ounces)(1)(2)(4)	82,191	57,693	(3)	24,498
Revenues and realized prices
Gold revenue (000s)	$93,739	$71,859		$21,880
Silver revenue (000s)	1,284	1,026		258
Total revenues (000s)	$95,023	$72,885		$22,138
Average realized gold price ($/oz)	$1,156	$1,316		$(160)
Average realized silver price ($/oz)	$15.77	$18.32		$(2.55)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(4)	$445	$443		$2
Production cash costs per GEO sold(4)	$455	$455		$0
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 9 and 11.
(3) Includes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine. Accordingly, proceeds from such ounces sold are excluded from Revenues although presented in the above table.

(4) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
The following table provides a summary of Fire Creek quarterly operating results for select metrics.

	Year ended December 31, 2015
Mine operations	Q1	Q2	Q3	Q4	Total
Ore tons milled	20,842	19,631	22,851	23,250	86,574
Average gold equivalent mill head grade (oz/ton)(1)	0.92	1.02	0.98	0.95	0.97
Gold equivalent produced (ounces)(1)	18,155	18,892	21,163	20,086	78,312
Gold equivalent sold (ounces)(1)(2)(4)	18,246	18,925	22,381	22,630	82,191
Non-IFRS Measures
Production cash costs per GEO sold(4)	$491	$488	$452	$401	$455
(1)(2)(4) See the corresponding footnotes in the table above.

Operations - Fire Creek performed well and as planned during 2015, with an average daily milling rate of approximately 237 tons per day (151 tons per day in 2014). This helped to offset lower grades when compared to 2014, which had exceptionally high grades in the third quarter. Our gold production increased during 2015 due to higher tons milled as we had access to additional working faces, including the ability to longhole stope in the second half of the year in the Karen, Hui Wu, and Joyce veins, which accounted for approximately 15% of the ore tons mined during 2015. The longhole stoping program improved our second half production rates and costs from the first six months of 2015, while maintaining the 2015 average gold equivalent mill head grade. During 2015, we also had additional pieces of equipment in our mobile fleet which allowed us to increase our mining rate over 2014. GEOs produced during the end of the fourth quarter were slightly tempered by heavy snowfall at the Midas mill which deferred the processing of certain mined ore tons into 2016.
Revenues and costs - Gold and silver revenues and underlying ounces sold increased during 2015 as the prior period results reflect Fire Creek's ramp-up phase following our February 2014 acquisition of Midas. Production cash costs per GEO sold of $491 in the first quarter decreased throughout the year to $401 in the fourth quarter largely due to the reasons discussed above. Additionally, the first quarter costs were higher due to water and sediment removal activities. In both 2015 and 2014, our year-to-date and quarterly performance measures demonstrate Fire Creek's consistency in generating significant cash margins at varying mining rates and GEO grades.
Capital Expenditures - During the year ended December 31, 2015, capital expenditures (excluding non-cash changes in the decommissioning provision) at Fire Creek totaled $20.4 million, consisting primarily of planned drilling and mine development.

Midas Mine and Mill (Nevada Operations)
Midas is 100% owned, fully-permitted, and was acquired by Klondex in February 2014 (see Note 5. Business Combinations). Midas is located in north-central Nevada in Elko County approximately 58 miles east of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Midas is a low-sulphidation, epithermal vein deposit and the land package covers approximately 30,000 acres. Midas has a 1,200 ton per day milling facility which processes ore mined from both Midas and Fire Creek. The following table provides a summary of Midas operating results and year over year changes.

	Year ended December 31,
Mine operations - Midas	2015	2014	Change
Ore tons milled	174,714	116,889	57,825
Average gold mill head grade (oz/ton)	0.18	0.16	0.02
Average silver mill head grade (oz/ton)	9.39	11.69	(2.30)
Average gold equivalent mill head grade (oz/ton)(1)	0.30	0.33	(0.03)
Average gold recovery rate (%)	93.1%	93.6%	(0.5%)
Average silver recovery rate (%)	92.3%	95.2%	(2.9%)
Gold produced (ounces)	28,838	19,058	9,780
Silver produced (ounces)	1,513,112	1,301,930	211,182
Gold equivalent produced (ounces)(1)	48,774	37,954	10,820
Gold sold (ounces)(2)	28,978	13,748	15,230
Silver sold (ounces)	1,627,107	1,061,273	565,834
Gold equivalent sold (ounces)(1)(2)(3)	50,416	29,151	21,265
Revenues and realized prices
Gold revenue (000s)	$34,573	$17,507	$17,066
Silver revenue (000s)	25,566	19,613	5,953
Total revenues (000s)	$60,139	$37,120	$23,019
Average realized gold price ($/oz)	$1,193	$1,273	$(80)
Average realized silver price ($/oz)	$15.71	$18.48	$(2.77)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(3)	$702	$686	$16
Production cash costs per GEO sold(3)	$911	$996	$(85)
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 9 and 11.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
The following table provides a summary of Midas quarterly operating results for select metrics.

	Year ended December 31, 2015
Mine operations	Q1	Q2	Q3	Q4	Total
Ore tons milled	36,822	43,428	48,146	46,318	174,714
Average gold equivalent mill head grade (oz/ton)(1)	0.41	0.35	0.24	0.24	0.30
Gold equivalent produced (ounces)(1)	14,022	14,040	10,777	10,052	48,774
Gold equivalent sold (ounces)(1)(2)(4)	13,144	15,183	11,325	10,838	50,416
Non-IFRS Measures
Production cash costs per GEO sold(4)	$966	$754	$963	$1,002	$911
(1)(2)(4) See the corresponding footnotes in the table above.

Operations - During 2015, with an average daily milling rate of approximately 479 tons per day (320 tons per day in 2014), we were able to increase the GEOs produced at Midas despite lower average GEO grades. When including ore processed from Fire Creek, the Midas mill's daily average processing rate peaked at 772 tons per day during the third quarter of 2015 and we expect to be able to continue to increase the daily processing rate during 2016. During 2015, lower second half metal grades were associated with the required mining sequences as we advanced the ore development in the high grade 905 vein by an additional 300 feet due to the discovery of good grade south extensions into previously unrecognized mineralized material. This resulted in mining areas with lower grades which decreased production levels compared to the first half of 2015. Although near-term production mining activities will continue to support the mine plan, we expect our average GEO grades to remain at second half 2015 levels (or decrease) until more historical mining areas and the recently discovered 505 vein are brought into production. GEOs produced during the end of the fourth quarter were slightly tempered by heavy snowfall at the Midas mill which deferred the processing of certain mined ore tons into 2016.
Revenues and costs - Gold and silver revenues and underlying ounces sold increased during 2015 as the prior period results reflect the ramp-up phase following our February 2014 acquisition of Midas. For the reasons discussed above, our production cash costs per GEO sold increased in the second half of 2015, resulting in annual production cash costs per GEO sold of $911. The second quarter 2015 costs were the lowest of the year as our mining activities were focused in higher-grade areas with previously completed development in which additional mining faces had been created.
Capital Expenditures - During the year ended December 31, 2015, capital expenditures at Midas (excluding non-cash changes in the decommissioning provision) totaled $25.7 million, consisting primarily of planned drilling and mine development expenditures, construction of an assay lab, construction activities for the tailings dam expansion, and $4.0 million of mill and processing facility costs.
Financial Position, Liquidity, and Capital Resources

	December 31,
	2015	2014	2013
Cash	$59,097	$45,488	$12,701
Total current assets	85,695	74,500	13,004
Total assets	283,849	255,329	103,283
Total current liabilities	23,288	26,221	12,654
Total liabilities	82,645	89,344	22,016
Total shareholders' equity	201,204	165,985	81,267
As discussed in the above Summary of Quarterly Results and Consolidated Financial Results of Operations sections, our mining operations have greatly increased during the past two years which, together with various debt and equity financings, increased our cash, assets, and liabilities.
General Strategy
It is our goal to maintain sufficient liquid assets and access to capital resources. To accomplish this, we regularly perform short and long-term cash flow forecasts using current assumptions of future gold and silver prices, foreign exchange rates, production rates, and operating and capital costs. Our liquidity and capital resources management strategy entails a disciplined approach in monitoring the timing and amount of any capital investment in our mines, mineral properties, or acquisitions while continually remaining in a position which we believe will allow us to respond to changes in our business environment, such as a decrease in metal prices, and changes in other factors beyond our control.
Our capital structure consists of a mixture of debt and other obligations and shareholders' equity. We regularly review our capital structure and evaluate various financing options and strategies that may improve our current liquidity and financial condition, are attainable on favorable and reasonable terms, and are permissible under our existing debt arrangements and other obligations. Such financing options may include, but are not limited to, revolving borrowing facilities, equipment financing, term loan facilities, refinancing existing obligations, and/or the issuance of equity securities or other instruments. Due to continually changing financial markets, commodity prices, and general operational risks, there can be no assurance that any financing options will be possible when, or if, required or desired by us on terms favorable to us or at all.
As discussed in the Financial Instruments and Other Instruments section, other than entering into metal trades to fix spot prices for near-term metal deliveries, we do not currently use significant hedging agreements or contracts and, as such, our liquidity and financial position is impacted by market risks.

Revolving Credit Facility
As discussed in Note 25. Subsequent Events, on March 23, 2016, we entered into a $25.0 million secured revolving facility agreement (the "Revolver") with Investec Bank PLC. The additional liquidity provided by the Revolver is not incorporated into the following year-end discussion and analysis.
Liquidity and Capital Resources
During 2015, following the completion of the September Offering (see Note 14. Share Capital), we significantly improved our liquidity and financial position by voluntarily repaying the entire unpaid principal balance of the Senior Notes early. We received net proceeds from the equity offering of $18.7 million, which were used to repay the Senior Notes principal balance of $16.8 million. We incurred an early prepayment penalty of 4% on the unpaid principal balance of the Senior Notes, which totaled $0.7 million and was paid during the fourth quarter of 2015.
As discussed below in the Sources and Uses of Cash section, at December 31, 2015, our Cash balance totaled $59.1 million, increasing $13.6 million from the December 31, 2014 balance of $45.5 million. We have placed substantially all of our cash in operating accounts with two high-quality financial institutions, thereby ensuring balances remain readily available. Due to the nature of our operations and the composition of our balance sheet assets, at December 31, 2015, our current assets, which include Cash, Trade receivables, Inventories, and Prepaid expenses and other, represented substantially all of our liquid assets on hand and available sources of liquidity.
The following table summarizes the estimated recoverable gold and silver ounces contained in our Inventories as of December 31, 2015, and the underlying amount of liquidity using period-end London PM fix prices:

	Gold	Silver
Stockpiles (ounces)	10,772	51,934
In-process (ounces)	4,046	72,384
Doré finished goods (ounces)	4,964	70,632
Total (ounces)	19,782	194,950
Period end London PM fix prices	$1,062	$13.85
Period end value	$21,008	$2,700
Although gold and silver metal prices generally decreased during 2015, we continued to maintain sufficient working capital and increased our cash balance largely due to the $47.4 million of cash flows generated by our operations as the September Offering proceeds were largely offset by the Senior Notes repayment. The following table summarizes our working capital (total current assets less total current liabilities) and working capital ratio (total current assets divided by total current liabilities) (in thousands, except working capital ratio):

	December 31, 2015	December 31, 2014	Change
Total current assets	$85,695	$74,500	$11,195
Total current liabilities	23,288	26,221	(2,933)
Working capital	$62,407	$48,279	$14,128
Working capital ratio	3.68	2.84	0.84
Our working capital increased $14.1 million (approximately 29.3%) from December 31, 2014 to December 31, 2015, while our working capital ratio increased by 29.6%. During 2015, our $13.6 million increase in Cash (discussed in the Sources and Uses of Cash section below) was partially offset by decreases of $2.0 million in Inventories and $0.4 million in Prepaid expenses and other. During the same period, we experienced an increase of $3.4 million in Accounts payable and accrued liabilities which was offset by decreases of $3.2 million in Senior notes, current and $2.4 million in Obligations under gold purchase agreement, current.
Our December 31, 2015 working capital and future operating cash flows will be used, in part, to fund recurring operating and production costs, to deliver gold ounces under the Gold Purchase Agreement (8,000 ounces over the next 12 months) and to fund sustaining and expansion capital expenditures at our mines (expected to total approximately $45.0 million to $50.0 million for 2016). At current metal price levels and using our estimates of future production and costs, we believe our cash flows from operating activities together with our working capital and Revolver obtained on March 23, 2016, will be sufficient to fund our business for at least the next 12 months. See the Contractual Obligations section for additional detail on the timing and amounts of our future cash requirements.

Sources and Uses of Cash

	Year ended December 31,
	2015	2014	Change
Net income	$22,528	$16,490	$6,038
Net non-cash adjustments	25,889	20,101	5,788
Net change in non-cash working capital	(990)	(6,592)	5,602
Net cash provided by operating activities	47,427	29,999	17,428
Net cash used in investing activities	(35,790)	(106,257)	70,467
Net cash provided by financing activities	3,739	110,372	(106,633)
Effect of foreign exchange on cash balances	(1,767)	(1,327)	(440)
Net increase in cash	13,609	32,787	(19,178)
Cash, beginning of period	45,488	12,701
Cash, end of period	$59,097	$45,488
Operating Cash Flows - Although gold and silver metal prices decreased during 2015, our cash flows from operations increased compared to the respective 2014 periods as we sold a higher number of GEOs. During the year ended December 31, 2015, the increased production volumes at our mines generated $17.4 million of additional net operating cash flows compared to 2014. Net cash provided by operating activities is inclusive of 7,500 gold ounces ($9.7 million of revenue) delivered under the Gold Purchase Agreement during 2015 (6,750 gold ounces for $8.7 million of revenue were delivered in 2014), which results in no cash inflows to us. During the year ended December 31, 2015, our production cash costs per GEO sold totaled $626 and our production cash costs per gold ounce sold on a by-product basis totaled $513, both of which were significantly less than our $1,166 average realized gold price during the period (see Non-IFRS Performance Measures). Additionally, changes to our working capital benefited our cash balance by $5.6 million during 2015 compared to 2014.
Investing Cash Flows - During 2015, net cash used in investing activities decreased by $70.5 million compared to 2014, when we acquired Midas for $57.7 million and increased restricted cash in support of our reclamation bonds by $21.4 million. During 2015, we decreased our net restricted cash balances by $9.8 million and funded capital expenditures at Fire Creek and Midas totaling $45.6 million.
Financing Cash Flows - During 2015, net cash provided by financing activities decreased by $106.6 million compared to 2014, in which we completed certain large debt and equity transactions to finance the February 2014 acquisition of Midas. During 2015, cash proceeds received from the exercise of warrants and share options and the September Offering totaled $24.5 million, and exceeded the cash payments required to service our Senior Notes' principal and interest payments of $19.2 million and $1.6 million, respectively. The Senior Notes were voluntarily repaid early during the third quarter of 2015.
Foreign Currency Effect on Cash - A portion of our Cash is held in bank accounts denominated in Canadian dollars. Generally speaking, when the US dollar strengthens against the Canadian dollar, we experience negative foreign currency translation adjustments on our Canadian dollar cash balances (the opposite is true when the Canadian dollar strengthens against the U.S. dollar). Changes in exchange rates resulted in decreases to our cash balances of $1.8 million and $1.3 million during 2015 and 2014, respectively.
Contractual Obligations
The following table provides our gross contractual obligations as of December 31, 2015 (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under Gold Purchase Agreement(1)	$6,504	$17,940	$—	$—	$24,444
Finance lease obligations(2)	485	970	—	—	1,455
Decommissioning provision(3)	—	—	—	24,200	24,200
	$6,989	$18,910	$—	$24,200	$50,099
(1) The Gold Purchase Agreement requires the physical delivery of gold ounces, see Note 9 - Obligations Under Gold Purchase Agreement.
(2) Finance lease obligations are for mobile mine equipment, see Note 10 - Finance lease obligations.
(3) The decommissioning provision is related to our mining and exploration environmental disturbances, see Note 13 - Decommissioning Provision.

In addition to the above, Midas and Fire Creek are subject to royalty commitments as discussed in Note 24. Commitments and Contingencies.
Debt Covenants
The Gold Purchase Agreement contains representations and warranties, events of default, and covenants that are customary for agreements of this type that, among other things, restrict or limit our ability to incur or guarantee additional debt. At December 31, 2015, we were in compliance with the covenants and terms of the Gold Purchase Agreement.
The Revolver entered into on March 23, 2016 contains representations and warranties, restrictions, events of default, and covenants that are customary for agreements of this type, including financial covenants which require us to maintain a Tangible Net Worth of not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance of not less than $10.0 million, and a Current Ratio of not less than 1.10:1 (as such terms are defined in the Revolver).
Off-Balance Sheet Arrangements
As of December 31, 2015, there were no off-balance sheet arrangements.
Financial Instruments and Other Instruments
We are subject to various financial and other risks that could negatively impact our financial position and results of operations. We do not currently use significant hedging agreements or contracts, other than entering into metal trades to fix spot prices for near-term metal deliveries (usually between one to three months in the future), and, as such, are subject to risks arising from changes in metal prices, diesel and propane costs, and currency and interest rates. We continually and actively monitor applicable markets and quotes and may consider entering into hedging agreements and contracts if determined to be advantageous by management and the board of directors, and such transactions are permissible under our existing debt agreements.
Market risk
Market risks to us are generally classified into three types: price risk, interest rate risk, and currency risk. Financial instruments affected by market risk include loans and borrowings, cash, and derivative financial instruments.

•
Price risk is the risk that the fair value of our financial instruments or future cash flows will fluctuate because of changes in market prices. We are exposed to price risk for gold and silver sales and for diesel and consumable costs. For 2016, we project to sell as much as 150,000 GEOs and, as such, any increase or decrease in realized gold prices will impact us by the amount of ounces sold at such price. Additionally, the fair value of the Derivative liability related to gold supply agreement is impacted by changes in the gold price (see Note 22. Fair Value Measurements).

•
Interest rate risk is the risk that the fair value of our financial instruments or future cash flows will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations. At December 31, 2015, we were not subject to, or exposed to, any material interest rate risk; however, as discussed in Note 25. Subsequent Events, we obtained a revolving credit facility which bears interest in part based on LIBOR.

•
Foreign currency risk is the risk that the fair value of our financial instruments or future cash flows will fluctuate because of changes in market currency rates. Our Canadian entities have recorded assets and liabilities and regularly enter into intercompany transactions, including borrowing from, and lending to, our United States entities.

Credit risk
Credit risk arises from the non-performance by counterparties of contractual financial obligations. We maintain our cash with major banks and financial institutions. We manage our credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of our cash and trade receivables balances. We have not experienced any losses on cash balances or trade receivables and we believe that no significant risk of loss exists.
Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations when they fall due, which is managed using our strategy discussed in the Financial Position, Liquidity, and Capital Resources section. At current metal price levels and using our estimates of future production and costs, we believe our cash flows from operating activities, together with our working capital and Revolver obtained on March 23, 2016, will be sufficient to fund our business for at least the next 12 months.

Non-IFRS Performance Measures
We have included the non-IFRS measures “Production cash costs per gold ounce sold on a by-product basis”, "Production cash costs per gold equivalent ounce sold", and “All‐in sustaining costs per gold ounce sold” in this MD&A and intend to adopt the non-IFRS measure "All-in costs per gold ounce sold" in 2016 (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs Per Gold Ounce Sold on a By-product Basis
Production cash costs per gold ounce sold on a by-product basis presents our cash costs associated with the production of gold and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold ounce sold on a by-product basis is calculated on a per ounce of gold sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded), net of revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended December 31, 2015			Three months ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$9,078	$10,855	$19,933	$9,498		$10,171	$19,669
Less: silver by-product revenues	(322)	(5,624)	(5,946)	(365)		(6,494)	(6,859)
	8,756	5,231	13,987	9,133		3,677	12,810
Gold ounces sold(1)	22,337	5,884	28,221	21,612		4,660	26,272
Production cash costs per gold ounce sold on a by-product basis	$392	$889	$496	$423		$789	$488

	Year ended December 31, 2015			Year ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$37,394	$45,905	$83,299	$25,164		$29,041	$54,205
Less: silver by-product revenues	(1,284)	(25,566)	(26,850)	(1,026)		(19,613)	(20,639)
	36,110	20,339	56,449	24,138		9,428	33,566
Gold ounces sold(1)	81,080	28,978	110,058	54,474	(2)	13,748	68,222	(2)
Production cash costs per gold ounce sold on a by-product basis	$445	$702	$513	$443		$686	$492
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 9 and 11.
(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented in the Mining Operations section of this MD&A, the 2014 gold ounces sold presented in the table above is lower by 2,439 gold ounces.

Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

	Three months ended December 31, 2015			Three months ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,098	$1,135	$1,106	$1,227		$1,267	$1,234
Average realized price per silver ounce sold	$13.87	$14.69	$14.64	$17.07		$17.12	$17.12
Silver ounces equivalent to revenue from one gold ounce	79.2	77.3	75.5	71.9		74.0	72.1
Silver ounces sold	23,223	382,906	406,129	21,378		379,328	400,706
GEOs from silver ounces sold	293	4,954	5,379	297		5,126	5,558
Gold ounces sold(1)	22,337	5,884	28,221	21,612		4,660	26,272
Gold equivalent ounces	22,630	10,838	33,600	21,909		9,786	31,830
Production costs	$9,078	$10,855	$19,933	$9,498		$10,171	$19,669
Production cash costs per GEO sold	$401	$1,002	$593	$434		$1,039	$618

	Year ended December 31, 2015			Year ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,156	$1,193	$1,166	$1,316		$1,273	$1,310
Average realized price per silver ounce sold	$15.77	$15.71	$15.72	$18.32		$18.48	$18.47
Silver ounces equivalent to revenue from one gold ounce	73.3	75.9	74.2	71.8		68.9	70.9
Silver ounces sold	81,441	1,627,107	1,708,548	56,015		1,061,273	1,117,288
GEO from silver ounces sold	1,111	21,438	23,026	780		15,403	15,759
Gold ounces sold(1)	81,080	28,978	110,058	54,474	(2)	13,748	68,222	(2)
Gold equivalent ounces	82,191	50,416	133,084	55,254		29,151	83,981
Production costs	$37,394	$45,905	$83,299	$25,164		$29,041	$54,205
Production cash costs per GEO sold	$455	$911	$626	$455		$996	$645
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 9 and 11.
(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented in the Mining Operations section of this MD&A, the 2014 gold ounces sold presented in the table above is lower by 2,439 gold ounces.

All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Production costs	$19,933	$19,669	$83,299	$54,205
General and administrative expenses	3,144	2,266	12,396	9,014
Decommissioning provision accretion	103	192	402	458
Sustaining capital expenditures	7,809	3,718	17,205	12,285
Less: Silver revenue	(5,946)	(6,859)	(26,850)	(20,639)
All-in sustaining costs	25,043	18,986	86,452	55,323
Gold ounces sold(1)	28,221	26,272	110,058	68,222	(2)
All-in sustaining costs per gold ounce sold	$887	$723	$786	$811
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 9 and 11.
(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented in the Mining Operations section of this MD&A, the 2014 gold ounces sold presented in the table above is lower by 2,439 gold ounces.

We define sustaining capital expenditures as those costs which do not contribute to a material increase in annual gold ounce production over the next 12 months. As such, sustaining capital expenditures exclude amounts for certain exploration activities, underground mine development in which the production benefit will be primarily realized in periods greater than the next 12 months, certain capital expenditures at the corporate office, and permitting activities related to expansion efforts. The following table reconciles sustaining capital expenditures to our total capital expenditures (in thousands):

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Sustaining capital expenditures	$7,809	$3,718	$17,205	$12,285
Expansion and non-sustaining expenditures	4,182	8,998	28,415	17,697
Total capital expenditures	$11,991	$12,716	$45,620	$29,982
All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine. We calculate our all-in costs per gold ounce sold by beginning with the all-in sustaining costs total and adding non-sustaining (expansion) capital expenditures and other costs not related to current operations. We intend to adopt this measure during 2016 to report our performance against the targets we have listed in the 2016 Full Year Outlook section.
Critical Accounting Policies and Significant Judgments, Estimates, and Assumptions
Changes in Accounting Policies
Other than third quarter 2015 change in presentation currency discussed in Note 2. Summary of Significant Accounting Policies, the preparation of our financial statements followed the same accounting policies applied in the prior year. We continue to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements.
Significant Judgments, Estimates, and Assumptions
This MD&A is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make judgments, assumptions, and/or estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and reported amounts of expenses and taxes during reporting periods. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of our assets and liabilities are accounted for prospectively.
For a detailed discussion of the judgments, estimates, and assumptions used in preparing our financial statements and this related MD&A, refer to Note 4. Significant Judgments, Estimates, and Assumptions.

Internal Controls Over Financial Reporting
National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. We used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing our ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were no changes in ICFR during the year ended December 31, 2015 that are reasonably likely to materially affect, or that have materially affected, ICFR.
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including our Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. Our Chief Executive Officer and Chief Financial Officer each evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2015 and concluded that these controls and procedures were effective.
Exchange Listing and Outstanding Share Data
Our common shares are listed on the TSX under the symbol “KDX” and on the NYSE MKT under the symbol "KLDX". We have an unlimited number of common shares authorized for issuance. As of December 31, 2015, we had 139,440,413 common shares issued and outstanding, 11,755,126 outstanding share purchase warrants, and 8,364,366 outstanding share purchase options. As of March 23, 2016, we had 140,903,024 common shares issued and outstanding, 8,783,312 outstanding share purchase options, and 8,241,900 outstanding share purchase warrants, 504,779 outstanding common share awards, and 158,443,015 common shares fully-diluted.
Cautionary Notes
Forward-Looking Statements
This MD&A contains "forward-looking information" or "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "expect", "may", "will", "should", "could", "plans", "anticipates", "estimates", "believes", "potential", "intends", "projects", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital and liquidity, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.
Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate Fire Creek, Midas, and Rice Lake.
These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" as well as other factors identified and described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively, for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.
Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Mineral Reserve and Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A are not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.
In addition, this MD&A uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, you are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. You are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this MD&A is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on “mineral reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “mineral reserves.” For the above reasons, information contained in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Technical Information
Scientific and technical information in this MD&A has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
Risk Factors
As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject.
Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our annual information form, available under our issuer profile on SEDAR at www.sedar.com and our filings with the SEC at www.sec.gov. Important risk factors to consider, among others, are the following:

•	We are primarily dependent on the success of the Fire Creek Mine and the Midas Mine as sources of future revenue and profit.

•	Our decision to operate the Midas and Fire Creek mines for commercial production purposes was not based on a feasibility study.

•	Forecasts of future production are estimates only, and actual production may be less than estimated.

•	Our exploration activities may not be commercially successful.

•	Exploration, development and mining involve a high degree of risk.

•	Our operations may require further capital.

•	We may be adversely affected by fluctuations in gold and silver prices.

•	Our ability to pay interest and loan repayments depends on production and cash flows.

•	We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.

•	Title to our mineral properties may be subject to other claims.

•	Mineral resources and mineral reserves are only estimates which may be unreliable and subject to geologic uncertainty and inherent sample variability.

•	Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.

•	Government regulation may adversely affect our business and planned operations.

•	Government approvals and permits are required in connection with our activities.

•	Our operations are subject to environmental risks.

•	Aboriginal interests and related consultation issues may impact operations at our Canadian properties.

•	We may be subject to unforeseen litigation.

•	We do not insure our operations against all risks.

•	We compete with larger, better capitalized competitors in the mining industry.

•	Current global financial conditions are subject to volatility.

•	Our directors and officers may have conflicts of interest.

•	Our success depends on key personnel and a limited management team.

•	We may engage in hedging activities.

•	There is no assurance that an active trading market in the Common Shares will be sustained.

•	The Common Shares may experience price volatility and be subject to dilution.

•	We have not declared dividends and there is no assurance we will do so.